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                             July 20, 2023

       Kos Ramirez Maximiliano
       Chief Executive Officer
       MARKY CORP.
       San Sebastian 309, Martinica Le  n,
       Guanajuato, Mexico

                                                        Re: MARKY CORP.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed July 7, 2023
                                                            File No. 333-271350

       Dear Kos Ramirez Maximiliano:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to the Registration Statement on Form S-1

       Basis of Presentation, page F-5

   1. In the Notes to the Financial Statements as of April 30, 2023, please revise your discussion on the basis
of presentation for your interim financial statements. We refer you to Instruction 2 to
Rule 8-03 of Regulation S-X.
 Kos Ramirez Maximiliano
FirstName  LastNameKos Ramirez Maximiliano
MARKY CORP.
Comapany
July       NameMARKY CORP.
     20, 2023
July 20,
Page  2 2023 Page 2
FirstName LastName
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology